news release

Zi Corporation Announces Third Quarter and Nine--Month

Results Release and Conference Call Date

CALGARY, AB, November 8, 2004 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced plans to release its third quarter and nine--month results before the market opens on Monday, November 15, 2004, and to host a conference call at 11:30 AM Eastern Time that same day.

            Conference Call

                    Toll free dial--in number: 1--888--695--0612, or 1--719--457--2663

            RSVP

                    Nathan Abler, Allen & Caron Inc: 949--474--4300 or nathan@allencaron.com

            Webcast

                    A live webcast and 10--day archive of the call can be accessed at:

                    http://www.zicorp.com

            Recording

                    A recording will be available shortly following the conference call until 11:59 PM Eastern time on Thursday, November 18, 2004.

                    Toll free in North America: 1--888--203--1112*

                    International: 1--719--457--0820*

                    * Reservation Number: 919927

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company''s intelligent predictive text interfaces, eZiTap™TM and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e--mail, e--commerce, Web browsing and similar applications in almost any written language. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward--looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward--looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward--looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

Allen & Caron Inc

Jill Bertotti

Phone: (949) 474--4300

E--mail: jill@allencaron.com